SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No.    )
________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI Holdings, Inc.
a wholly-owned subsidiary of
 Landry’s Restaurants, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☐        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

DATE FILED:

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation.  MSSR’s principal executive offices are located at 1414 NW Northrup Street, Suite 700 Portland, Oregon 97209.  MSSR’s telephone number at such address is (503) 226-3440.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of MSSR.  According to MSSR’s Annual Report on Form 10-K for the fiscal year ended December 29, 2010, as of March 1, 2011, there were 14,835,332 shares of Common Stock issued and outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 6 —Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) This Schedule TO is filed by the Purchaser and Landry’s. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser” and “The Offer—Section 10—Background of the Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7)  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 11—Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Section 12—Source and Amount of Funds,” and “The Offer—Section 14— Conditions to the Offer” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 16—Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the sections of the Offer to Purchase entitled “The Offer—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “The Offer—Section 11—Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions,”  “The Offer—Section 15—Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes,” and “The Offer—Section 17—Miscellaneous” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on April 7, 2011.
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(d)	None.
(g)	None.
(h)	None.

ITEM 13.                      INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2011
LSRI HOLDINGS, INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on April 7, 2011.
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(d)	None.
(g)	None.
(h)	None.